Exhibit 99.3

GAZIT-GLOBE LTD.

Registration Number: 520033234

Securities of a Registered Corporation trading on the Tel Aviv Stock Exchange

Shortened Name: Gazit-Globe

1 Hashalom Road, Tel-Aviv 67892

Telephone: 03-6948000, Fax: 03-6961910

Electronic Mail: IR@gazitgroup.com Date of transmission: January 28, 2012

Company Website: www.gazit-globe.com

To:	To:
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report on the Distribution of Dividend

Regulation 37(a) of the Securities Regulations (Immediate and Periodic reports), 1970

1.	The Company’s Board of Directors approved a dividend distribution, in its March 27, 2012 meeting.

2.	The total amount of dividend to be paid is NIS 65,928,444.

3.	The Company profits eligible for distribution, amount to approximately NIS 3,737 million (and after the dividend distribution, to approximately NIS 3,671 million).

4.	Record Date: April 9, 2012.

Payment Date: April 23, 2012

5.	Dividend per share: NIS 0.40. (Please note that the conversion of all NIS amounts into US Dollars for U.S. shareholders will be calculated according to the official, representative exchange rate published by the Bank of Israel on the Record Date. )

6.	Number of treasury shares that are not entitled to dividend: 1,046,993

7.	Affect on convertible securities: upon the dividend distribution the Company will adjust the exercise price of the Company’s non-tradable options, not including the options granted to directors according to the 2007 option plan.

8.	Other details with relation to the dividend distribution, according to the Israeli Security Authority instructions (Section 36A - disclosure on dividend payment):

A.	As aforesaid, the Board of Directors approved a dividend distribution in its March 27, 2012 meeting. During the meeting, the Board of Directors held a discussion based on the Company’s financial statements as of December 31, 2011 and other information presented to it (as detailed below), as well as the management’s review, and examined the Company’s ability to meet the dividend distribution criteria as defined in Section 302 of the Companies Law, 1999 (hereinafter “the Law”).

B.	The Board of Directors also examined Company profits eligible for distribution, which amount to approximately NIS 3,737 million (and after the dividend distribution, to approximately NIS 3,671 million), as well as the Company’s short and long term liabilities and available financing sources, including cash balances and approved credit resources, as described in the Company’s statements. The Board of Directors was also presented with data regarding the projected cash flow of the Company and its wholly-owned subsidiaries (“Expanded Solo”) until the end of 2013.

C.	Based on the information presented to it, concluded that the Company meets the legal conditions for a dividend distribution. The Company’s Board of Directors is of the opinion that the dividend distribution is not likely to prevent the Company from meeting its existing and projected obligations, as they mature, nor have a material impact on its financial situation, nor impair its ability to meet its existing financial standards and requirements.

D.

This dividend distribution is consistent with the Company’s long-term policy, adopted by the Board of Directors in 1998, according to which the Company would distribute dividends to its shareholders on an ongoing basis every quarter, so as to share the Company’s profits with its shareholders and generate an income for those investing in the Company. In November 2011, the Company decided to update the amount of the dividend to be distributed to shareholders so that as of the first quarter of 2012, the dividend would not be less than NIS 0.40 per share per quarter (a yearly yield of NIS 1.60, compared with NIS 1.56 per share during 2011). The above is subject to the availability of sufficient profits eligible for distribution on the relevant dates and to the provisions of any law relevant to dividend distribution and to decisions that the Company is entitled to make, including the potential choice of other uses for its profits and the amendment of this policy. The decision in this report constitutes the implementation of this multi-year policy.

E.	The Company’s assessments above, especially with respect to the Company’s forecasted cash flow and expected liabilities, are based on facts and data known to the Company as of the date of approval of the dividend distribution. Those assessments are based on the Company’s current expectations and estimates regarding future developments in each of the aforementioned parameters. The realization of the Company’s estimates is not guaranteed, as they may be affected by unpredictable and uncontrollable external factors, including a resurgence of the financial crisis, worsening of commercial and business conditions, etc.